EXHIBIT 12

                RATIO OF EARNING TO FIXED CHARGES

For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income before provision for income taxes and fixed charges (excluding capitalized interest), and "fixed charges" consist of interest and debt expense, capitalized interest and one-third of rental expenses (which the Company believes is a reasonable approximation of the interest factor of such rental expense).

The following table sets forth the ratio of earnings to fixed charges for the Company for each of the periods indicated (in millions, except ratio amounts):



                         Six Months             Year Ended December 31,
                           Ended        --------------------------------------
                        June 30, 1997     1996    1995    1994    1993    1992
                        -------------   --------------------------------------

Earnings:
  Earnings before
     income taxes           $2,165      $4,013  $2,402  $2,555  $2,571  $1,987
  Fixed charges                 79         136     157     128     118     109
  Capitalized interest          (7)        (15)    (15)    (15)    (14)    (13)
                            ------      ------  ------  ------  ------  ------
    Total earnings          $2,237      $4,134  $2,544  $2,668  $2,675  $2,083
                            ======      ======  ======  ======  ======  ======

Fixed Charges:
  Interest and debt
     expense                $   50      $   78  $   97  $   68  $   57  $   49
  Capitalized interest           7          15      15      15      14      13
  One-third of rental
     expense                    22          43      45      45      47      47
                            ------      ------  ------  ------  ------  ------

    Total fixed charges     $   79      $  136  $  157  $  128  $  118  $  109
                            ======      ======  ======  ======  ======  ======

Ratio of earnings to                                (a)     (b)     (c)     (d)
  fixed charges              28.32       30.40   16.20   20.84   22.67   19.11
                            ======      ======  ======  ======  ======  ======


(a) Earnings in 1995 reflect a $950 million charge before taxes for pending and future product liability claims and a $310 million charge before taxes for restructuring. Excluding this charge, the ratio of earnings to fixed charges for 1995 would have been 24.23.
(b) Earnings in 1994 reflect a $750 million charge before taxes for pending and future product liability claims. Excluding this charge, the ratio of earnings to fixed charges for 1994 would have been 26.70.
(c) Earnings in 1993 reflect a $500 million charge before taxes for pending and future product liability claims. Excluding this charge, the ratio of earnings to fixed charges for 1993 would have been 26.91.
(d) Earnings in 1992 reflect an $890 million charge before taxes for restructuring. Excluding this charge, the ratio of earnings to fixed charges for 1992 would have been 27.28.